Brent D. Fassett

(720) 566-4025

bfassett@cooley.com

May 21, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey Riedler
Amy Reischauer
Jim Peklenk
Joel Parker

Re:	GlobeImmune, Inc. Registration Statement on Form S-1 (File No. 333-194606)

Dear Mr. Riedler, Ms. Reischauer, Mr. Peklenk, and Mr. Parker:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client GlobeImmune, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Securities and Exchange Commission (the “Commission”) on March 17, 2014 and previously amended on April 29, 2014 (“Amendment No. 1”). The copy of Amendment No. 2 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 1.

Amendment No. 2 is being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated May 14, 2014 with respect to the Registration Statement (the “Comment Letter”), comments received from the Staff by letter dated May 8, 2014 regarding the confidential treatment request sent by the Company and filed with the commission on March 18, 2014 and certain additional discussions with the Staff regarding specific comments. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Amendment No. 2.

Staff Comments and Company Responses

Business

Overview, page 92

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1. We note your revised disclosure in response to our prior comment 12 and reissue our comment in part. Please revise your disclosure to describe any INDs submitted for GS-4774 by indication and disclose when these INDs were filed and by whom. Additionally, with a view towards revised disclosure, if you or someone else has not filed an IND for GS-4774 for the indications described, please explain your decision not to file the applicable IND.

Response: The Company acknowledges the Staff’s comment and has expanded and revised the disclosure on page 93 of Amendment No. 2 as requested.

Executive and Directors Compensation

Employment Agreements, page 126

2. We note your response to our prior comment 16. Please note that Instruction 1 to Item 601(b)(10) of Regulation S-K specifically provides that “[w]ith the exception of management contracts,” registrants need not file individual executive officers’ personal agreements under compensatory plans. Accordingly, we reissue our comment.

Response: The Company acknowledges the Staff’s comment and has filed a copy of the employment agreements of Messrs. Dekker and Christofferson as exhibit numbers 10.6 and 10.6.1, respectively, to Amendment No. 2 as requested.

Notes to Financial Statements

(8) Deferred Revenue, F-34-35

3. Please refer to your response to our prior comment 18.

•	On page F-4, disaggregate revenue to provide separate line items for each category discussed in rule 5-03(b)1. of Regulation S-X.

•	Tell us:

•	the amount of costs incurred in each period presented related to the manufacturing supply for Phase 2 trials; and

•	how these costs meet the definition of research and development in ASC 730- 10 in order to support your classification within research and development expenses as it is not clear given that Gilead is responsible for performing the trials and is paying you for the supply, which you record as revenue.

Response: The Company acknowledges the Staff’s comment, and based on discussions with the Staff, and as requested has separated Revenue into the following three line items: collaboration license and services, milestones, and manufacturing services in the financial tables located on pages 12, 61, 69, 71, 73 and F-4 of Amendment No. 2 and expanded its disclosure regarding

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such items on pages 69, 70, 71, 72 and 73 of Amendment No. 2 as requested. The Company, based on discussions with the Staff, has also separated research and development expenses into the following three items: cost of collaboration license and services, manufacturing services and research and development in the financial tables located on pages 12, 61, 69, 71, 73 and F-4 and expanded its disclosure on page F-35 to include the costs related to collaboration license and services and manufacturing services.

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to me at (720) 566-4025 or Francis R. Wheeler at (720) 566-4231.

Sincerely,

Cooley LLP

/s/ Brent D. Fassett

Brent D. Fassett

380 INTERLOCKEN CRESCENT, SUITE 900, BROOMFIELD, CO 80021-8023  T: (720) 566-4000  F: (720) 566-4099  WWW.COOLEY.COM